

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 13, 2007

Via Facsimile or U.S. Mail

Douglas A. Wilkes
Zone 3, Acheson Industrial Area
2-53016 Highway 60
Acheson, Alberta T7X 5A7

> **Re: North American Energy Partners Inc.**
> **Registration Statement on Form F-1**
> **Filed June 29, 2007**
> **File No. 333-144222**
>
> **Form 20-F for the fiscal year ended March 31, 2007**
> **Filed June 20, 2007**
> **File No. 001-33161**

Dear Mr. Wilkes:

        We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-1 filed June 29, 2007

Until we establish and maintain effective internal controls over financial reporting, we cannot assure you that we will have appropriate procedures in place to eliminate future financial reporting inaccuracies and avoid delays in financial reporting, page 17

1.   We note your disclosure in the Form 20-F for the period March 31, 2007 indicating that you "identified a number of material weaknesses in [y]our ICFR." We further note that in the registration statement you disclose that you "have had continuing problems providing accurate and timely financial information and reports and restated the pre-amalgamated North American Energy Partners Inc.'s financial statement three times since the beginning of [y]our 2005 fiscal year…." Please explain the basis for stating in your 20-F, filed June 20, 2007, that your "President and Chief Financial Officer concluded that the design and operation of [y]our disclosure controls and procedures were effective." In the event your officers determine that your disclosure controls and procedures were not effective, please discuss the ineffectiveness in a separate risk factor.

2.   Your caption indicates that "[u]ntil [you] establish and maintain effective internal controls over financial reporting, [you] cannot assure [] that [you] will have appropriate procedures in place to eliminate future financial reporting inaccuracies and avoid delays in financial reporting." We note that you are implementing certain corrective measures, as noted in your Form 20-F. Please state the timeframe within which you expect the corrective actions to address the disclosed deficiencies. Also disclose any associated material costs that are being incurred or will be incurred in implementing any corrective action. As necessary, revise your 20-F to provide similar disclosure.

Form 20-F filed June 20, 2007

3.   We note your disclosure that "[o]ther than the continuing impact of the corrective actions discussed above, there were no changes in our ICFR." Revise to state clearly, if correct, that there *were* changes in your internal control over ICFR since March 31, 2006 that have materially affected, or are reasonably likely to affect, your ICFR.

As appropriate, please amend your registration statement and annual report in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Garrett Johnston at (202) 551-3334 or in his absence, the undersigned at (202) 551-3745 with any other questions.

Sincerely,

Roger Schwall
Assistant Director

cc: G. Johnston

via facsimile:
Bracewell & Giuliani LLP
Attn: Gary W. Orloff, Esq.
         (713) 221-2166